UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                                              OMB APPROVAL
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                                                                OMB Number:
                                                                 3235-0058
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                                                             Expires: January
                                                                 31, 2002
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                                                              SEC FILE NUMBER

                                                                  1-16119
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                                                               CUSIP NUMBER

                                                                 784121105
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                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

       (Check One): |X|Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
[ ] Form N-SAR

                       For Period Ended: December 31, 2000
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                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

              For the Transition Period Ended:
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 Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

SFBC International, Inc.
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Full Name of Registrant


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Former Name if Applicable

11190 Biscayne Boulevard
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Address of Principal Executive Office
 (Street and Number)

Miami, Florida 33181
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                 (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                 (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion
[x] thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth; and

                 (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

SFBC International, Inc. (the "Company") has been unable to complete their Form 10-KSB due to the fact that the management of the Company has recently been engaged in discussions which may lead to an agreement for the Company to acquire another business. If such an agreement is reached it would be material. The Company has already publicly announced its earnings. We expect the other matter to be sufficiently resolved within the 15 calendar day period requested hereby so that the public will not be potentially misled.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Arnold Hantman                           (305) 895-0304
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              (Name)                          (Area Code)(Telephone Number)

(2) Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X|Yes [ ]No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ]Yes[X]No

 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                            SFBC International, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date        March 29, 2001         By  /S/ Arnold Hantman
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                                       Arnold Hantman, Chief Executive Officer

                                    ATTENTION
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International misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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